TASEKO MINES RESPONDS TO ACTIVIST SHAREHOLDER AND
SETS DATE FOR REQUISITIONED MEETING

January 26, 2016, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE MKT: TGB) (“Taseko” or the “Company”) today responded to comments from activist Raging River Capital LP (“RRC”), which requisitioned a special meeting of Taseko shareholders after acquiring slightly more than the minimum shares for a requisition.

RRC, a recently created entity with no mining assets or operations, began accumulating Taseko shares on December 29, 2015, two weeks before the requisition. One of its principals, Mark Radzik, is also Managing Partner of a Chicago-based investment firm that describes itself as making “opportunistic” investments.

“While we welcome the views of all shareholders, it is unfortunate that RRC made no good faith effort to constructively engage with us before rushing into what will likely be a costly proxy contest,” said Russell Hallbauer, Taseko’s President and Chief Executive Officer. “RRC’s engagement consisted of two telephone calls totaling less than an hour. During those calls, RRC indicated that it was unwilling to consider any possible accommodation or compromise on its Board representation demands.”

HDSI’s Flexible Services Arrangement

Linda Thorstad, Chair of a Special Committee of independent directors formed to assist Taseko’s Board in its response to the RRC meeting requisition, added, “RRC has made a number of unwarranted assertions with respect to Taseko’s advantageous relationship with Hunter Dickinson Services Inc. (“HDSI”), a private mining services company. HDSI provides services to Taseko as well as several other publicly traded mining companies, and is owned by several mining professionals, three of whom are directors of Taseko.

Taseko’s Board takes conflicts of interest seriously. Taseko has always disclosed its policies and practices with regard to HDSI. Independent Taseko directors regularly review the cost and quality of services from HDSI to ensure that Taseko derives significant benefit from this arrangement.”

Taseko enjoys a flexible, as-needed services arrangement with HDSI which provides experienced personnel, as requested by Taseko, for periodic geological, engineering, corporate development, administrative, legal and financial management tasks. Taseko is always free to select any service provider other than HDSI and Taseko has the right to cancel HDSI’s services on 30 days’ notice. Taseko filed a copy of the HDSI service agreement on SEDAR in September 2010.

As part of its decision process Taseko regularly reviews rates for the range of services requested by Taseko from HDSI for comparison with rates for similar services from other vendors. Taseko is satisfied the rates are competitive with, if not lower than, other suppliers of similar services. The aggregate charges for HDSI’s services amounted to less than 1% of Taseko’s gross revenue in 2015 and much of that amount was office rent, which is passed through on a cost basis.

Benefits of the Curis Transaction

RRC has also raised misplaced concerns with Taseko’s 2014 acquisition of Curis Resources Ltd. Curis owns the advanced stage, high quality Florence Copper development-stage project, which has large copper reserves and the potential to be a long-life, low cost copper producer. Florence Copper strengthens Taseko’s development project pipeline and may help bridge a future production gap at a relatively low capital cost.

Moreover, Florence Copper’s location in Arizona provides Taseko with geographic diversification. Taseko screened dozens of potential targets throughout the Americas and concluded that Florence Copper represented the best project available and the best value to meet the Company's strategic goals.

Mr. Hallbauer and two other Taseko directors, Ronald Thiessen and Robert Dickinson, who held less than 8% of Curis, recused themselves from the acquisition process and all voting decisions. Taseko took exhaustive steps to ensure best-practices in corporate governance were applied throughout the 18-month process leading up to the transaction. Among other things, the Board struck a Special Committee of independent directors to oversee the acquisition, review and execute due diligence on Curis, and make recommendations to the Board.

Taseko’s Curis Special Committee engaged independent legal counsel to it, and a major Canadian bank provided the Taseko Board with an independent fairness opinion on the transaction. Several financial analysts commented favorably on the transaction, appreciating Taseko’s strategic rationale for the acquisition and the up-side potential for the Florence project.

Disciplined Governance Processes

RRC has also raised unwarranted questions about Taseko’s governance processes. RRC’s dissatisfaction fails to take into account Taseko’s regular reviews of, and updates to, its manual of governance procedures and ethics code. In 2013, for example, Taseko established the position of lead director to, among other things, schedule regular meetings of the independent directors and assume other responsibilities if the Chair of the Board, for any reason, is not fully independent.

Taseko has paid special attention to procedures involving HDSI, including adopting a Related Party Investment Protocol. As described in the governance manual available on Taseko’s website, the protocol ensures that directors follow best practices in related party situations, including review by a special committee of directors who are independent of HDSI and who consult outside advisors. This protocol, which codified practices that were already in place, was added to the manual in May 2014. These governance improvements, which followed cooperative engagement with shareholders, were implemented long before RRC made its first purchase of Taseko shares.

Comprehensive Procedures for Director Evaluation and Nomination

Taseko’s Board has comprehensive procedures, conducted by independent directors, for ongoing and incoming director evaluation and nomination prior to each shareholder meeting. These procedures will continue for the meeting requisitioned by RRC.

In the past, these procedures have resulted in the nomination of Board candidates who have been put forward by arms-length shareholders. This demonstrates that Taseko is certainly not closed-minded or dismissive about alternative Board nominees. The focus is on the quality and experience of the potential candidate, how that candidate’s skill set meshes with the existing Board and that candidate’s strategic vision for the Company.

Mr. Hallbauer and the other two incumbent directors targeted for removal by RRC, Mr. Dickinson and Mr. Thiessen, have been repeatedly re-nominated on the strength of their decades of experience in the mining industry persisting through numerous commodity cycles. Each has been recognized with prestigious awards from the mining industry.

The three directors targeted by RRC have also been long-term Taseko shareholders. They each have a personal ownership position, collectively amounting to approximately 2.8% of Taseko’s shares outstanding. The removal of these directors would significantly weaken Taseko’s Board.

Poised for Growth with Rising Copper Prices

With its portfolio of large, long life mineral assets, Taseko is poised for growth and improved operating results with rising copper prices. Compared with its peers, Taseko’s share price has performed in line or better over the past year.

Taseko’s flagship Gibraltar mine in British Columbia is Canada’s second largest open pit copper mine, and has been significantly expanded and modernized since Taseko restarted the mine in 2004. An experienced operations team is required to generate positive cash flow from this challenging, low-grade orebody.

Taseko’s management team, led by Mr. Hallbauer, has deep industry knowledge and experience managing mining projects. Mr. Hallbauer, President and CEO since 2005, is a 35-year mining veteran who understands the benefits and risks of the commodity price cycle.

Mr. Hallbauer’s 2010 initiative for Taseko to sell a 25% interest in the Gibraltar mine for $180 million proved to be a prudent and far-sighted move. These funds were used in large part to increase Gibraltar’s production capacity by some 40% and to reduce its production costs. This in turn has helped Taseko’s balance sheet and helped Gibraltar to deliver positive cash flow even with the copper price decline of the last few years. The buyers of that 25% interest, a Japanese consortium, also provided Gibraltar with an offtake agreement for its production at market prices.

Despite current low commodity prices, which have impacted Taseko like all copper producers, Taseko has confidence in its business strategy and its ability to create value for all shareholders. Reflecting that confidence, Mr. Hallbauer has recently acquired Taseko shares in the open market. He and other members of the Board may acquire more shares prior to the requisitioned meeting

Requisitioned Meeting

Taseko has set a date of May 10, 2016 for the meeting requisitioned by RRC. Taseko expects to report financial results for the first quarter of 2016 prior to the meeting date. The record date for the requisitioned meeting is March 11, 2016.

Shareholders will receive detailed information about the above and other matters by way of a Management Information Circular well in advance of the requisitioned meeting. Shareholders should read the circular carefully before reaching a decision with regard to their votes. In the meantime, there is no need for shareholders to take any action.

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Shareholders may also contact Taseko’s proxy solicitation agent:
Laurel Hill Advisory Group
North America Toll Free: 1-877-452-7184
Collect Calls Outside North America: 416-304-0211
Email: assistance@laurelhill.com

Russell Hallbauer
President and CEO

About Taseko

Taseko is focused on the operation and development of mines in North America. Headquartered in Vancouver, Canada, Taseko is the owner (75%) and operator of the Gibraltar Mine, the second largest open pit copper-molybdenum mine in Canada. Taseko’s Aley Niobium Project, Florence Copper Project, and New Prosperity Gold-Copper Project are all advanced staged projects which provide the Company with a diverse commodity pipeline.

No regulatory authority has approved or disapproved of the information contained in this news release.

Caution Regarding Forward-Looking Information

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

•

uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;

•

uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;

•	uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
•	uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
•	uncertainties related to unexpected judicial or regulatory proceedings;
•	changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
•

changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;

•	the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
•	the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
•

the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;

•	environmental issues and liabilities associated with mining including processing and stock piling ore; and
•

labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.com and home jurisdiction filings that are available at www.sedar.com.